Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST CONFIRMS MARCH 15TH, 2006
DISTRIBUTION AT C$0.38 PER TRUST UNIT

Calgary, February 9, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.38 per trust unit will be paid on March 15th, 2006 to unitholders of record on February 23rd, 2006. Harvest trust units are expected to commence trading on an ex-distribution basis on February 21st, 2006. This distribution amount represents Distributable Cash earned in the month of February 2006.

Former Canadian resident Viking Energy Royalty Trust unitholders, who were enrolled in Viking's DRIP program and who received Harvest trust units pursuant to the plan of arrangement completed on February 3, 2006, are reminded that they will need to submit enrolment forms in order for their Harvest units to participate in the Harvest DRIP Plan.

On February 3, 2006 Harvest and Viking Energy Royalty Trust merged to bring together two value-focused organizations with superior technical and operating expertise. Harvest is one of Canada's largest conventional oil and natural gas trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

Investor & Media Contacts:
Corporate Head Office:
John Zahary	Harvest Energy Trust
President & CEO	2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Bob Fotheringham
Vice President, Finance & CFO	Phone: (403) 265-1178
Toll Free: (866) 666-1178
Cindy Gray	Fax: (403) 265-3490
Investor Relations Advisor	Email: information@harvestenergy.ca
Website: www.harvestenergy.ca